EXHIBIT 7.2

                   MANUFACTURING AND DISTRIBUTION AGREEMENT

     AGREEMENT made as of September 20, 1996 between DECAF PRODUCTS, INC., a Delaware corporation (the "Company" or "DPI"), and NEWCO, INC., a Missouri corporation ("Newco").

                                R E C I T A L S

     A. DPI is or shall be in the business of designing, marketing and distributing instruments and accessories for use in decaffeination of beverages and, in connection therewith, has invented a decaffeinator incorporated into a coffee maker or an accessory part thereof for the institutional marketplace as more particularly descibed on Exhibit A hereto and made a part hereof (herein the "Products").

     B. Newco is in the business of designing, manufacturing and marketing high quality coffee making instruments and accessories, and other similar instruments and products.

     C. DPI wishes to engage the manufacturing expertise of Newco for the production of the Products to be sold and distributed exclusively by DPI in North America, and to engage the design and manufacturing expertise of Newco to assist DPI in the design, engineering and manufacturing of new products incorporating the decaffeination technology to specifications provided by DPI or developed by DPI or by Newco or by the two of them jointly from time to time hereafter, for an institutional coffee brewer that incorporates DPI's decaffeination technology and DPI's water filtration technology, and an institutional tea brewer (collectively, the "New Brewer").

     D. DPI desires to have the Products exclusively marketed, sold and distributed by Newco to the specific market known as the Office Coffee Supply ("OCS") market on an exclusive basis
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during the Term of this Agreement, and on a non-exclusive to the non-institutional restaurant marketplace, and Newco is willing to exclusively sell and distribute the Products to such markets, as described, in the 50 states of the United States of America, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and in the Dominion of Canada (herein called the "Territory");

                               A G R E E M E N T

NOW, THEREFORE, the parties hereby agree as follows:

     1. DEFINITIONS. As used herein, the following terms shall have the respective meanings set forth below:

          a. Products. "Products" shall mean and include the specific products, instruments and accessories listed on Exhibit A attached hereto and any new coffee decaffeination products incorporated into a brew basket hereafter developed by DPI which DPI requests that Newco manufacture pursuant to the provisions of this Agreement. Exhibit A hereto shall be amended by the parties from time to time to reflect Product changes and the addition or deletion of Products.

          b. New Brewer. "New Brewer" shall mean that institutional coffee brewer and/or tea brewer to be developed incorporating DPI's decaffeination technology and water filtration technology.

          c. Term. "Term" refers to the entire period during which this Agreement is in effect which shall be three years and three months from the date that the Product is finalized and ready for commercial sale and shipment. Upon expiration of the initial Term, provided that Newco has substantially performed hereunder, Newco shall have the right to renew this
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Agreement for an additional period of time on terms to be mutually agreed upon by the parties.

          d. Technical Information. "Technical Information" shall mean all technical information and know-how relating to the specifications, processing, manufacturing, assembly, sourcing, repair, testing, calibrating, disassembly or servicing of the Products, whether or not such Technical Information is patentable, and including without limitation drawings, designs, lab and benchbooks, formulae, data, methods, specifications, lists of suppliers and vendors, procurement specifications and prices, computer disks, jigs, lathes, and the like, obtained, used or practiced in the development, design, assembly, disassembly, production, manufacture, use, storage or sale of the Products.

     2. MANUFACTURE AND SALES OF PRODUCTS.

          a. Products. Newco agrees to manufacture and sell to DPI, or its designees, and DPI agrees to purchase, or arrange for its customers to purchase, from Newco the Products, subject to the conditions set forth below.

               i. Price. Prices for the Products shall be set at the price to be mutually agreed upon by the parties for the initial three year term of this Agreement.

               ii. Acceptance And Fulfilling Of Purchase Orders. All firm purchase orders from DPI, or its customers, shall include the description and quantity of the Products being purchased, the unit price and total purchase price, requested delivery date, any extraordinary shipping instructions and any other information required by this Agreement or dictated by the circumstances of the order. Newco shall accept all purchase orders issued to it by DPI, or its designated customers, for Products, unless such purchase orders are not in conformity

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with the terms and conditions of this Agreement. Newco shall use all reasonable efforts to cause the ordered Products to arrive at the location designated on the purchase order by the desired delivery date specified by DPI or in the purchase order, or if no delivery date is specified, as soon as is reasonably feasible. In no event, however, shall DPI be required to accept delivery of any Products later than 10 days following the date of its specified purchase order delivery date, unless it otherwise agrees to do so in advance.

               iii. Shipment. All shipments shall be made by ground shipment to the designated delivery located on the Purchase Orders, or by such other means or to such other address as DPI shall indicate in writing prior to shipment. All shipments shall be made FOB place of manufacture. Newco shall obtain adequate insurance for all Products shipped by it pursuant to this Agreement. Newco shall assure at all times that all shipped Products have been adequately packed by Newco, at Newco's sole expense. The risk of loss or damage to the Products shall be borne by Newco until the Products are delivered and accepted by DPI or the designated purchaser.

               iv. Payment. Payment for all Products shall be made net 30 days following the date of invoice. Newco shall issue invoices upon shipment.

          b. New Brewer and Products.

               i. Development. At any time and from time to time during the Term, DPI may submit to Newco new specifications, designs and drawings for the New Brewer and other New Products; and Newco may submit to DPI new specifications, drawings and designs for the New Brewer and New Products; and the parties may jointly decide to develop together the


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

New Brewer and New Products. Newco and DPI shall agree in advance on the specifications for the New Brewer and all New Products, and the parties shall further agree on the need and schedule for development by Newco of any and all engineering models, proof of principle and/or preproduction prototypes for any New Brewer or New Products. In consideration and on account of the exclusive arrangement provided herein, the costs and expenses of all services and materials which Newco shall incur in the development of the New Brewer and other New Products shall be borne by Newco. DPI shall be the designated assignee, without further consideration therefor, of all inventions resulting from any development efforts under this paragraph, and to any and all patent rights resulting therefrom.

               ii. Manufacture Of New Brewer and New Products. If Newco, after completing the preproduction engineering and development, determines in good faith that it is unable or believes that it is commercially impracticable for it to manufacture the New Brewer or any New Products to the required specifications and at the proposed prices, it may rescind this Agreement with respect to any such New Brewer or New Products. In such case, the Agreement shall continue in full force and effect with respect to the Products and all other New Products which DPI has agreed to manufacture. Otherwise, the terms of Paragraph 2.a shall thereafter apply to all orders submitted to DPI with respect to the New Brewer and New Products, except that the prices for New Brewer and New Products, once agreed upon by the parties, shall remain in effect through the end of the first two full Contract Years following the date of first order of the New Brewer and New Products, and thereafter be adjusted in the same manner as prices for the Products are to be adjusted, as set forth in Paragraph 2.a.i above.

          C. Exclusive Rights.


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

     In consideration for the covenants and undertakings of DPI herein, and except as set forth below, Newco hereby agrees that Newco shall manufacture the Products, the New Brewer and the other New Products only for sale to DPI under the terms of this Agreement.

     4. MARKETING AND DISTRIBUTION OF PRODUCTS BY NEWCO.

     A. The parties agree that Newco shall have the right within the Territory to market, sell and distribute the Products to the specific market known as the Office Coffee Supply ("OCS") market on an exclusive basis during the Term of this Agreement, and the non-exclusive right to market, sell and distribute the Products to the non-institutional restaurant marketplace.

          (i) Market Development

     Newco shall diligently and faithfully exert its best efforts to develop the market for and promote the sale of Products within the Territory to the OCS and non-institutional restaurant markets. The costs of such market development and promotion of Products in the Territory shall be borne in full by Newco, except for such costs, if any, as DPI shall agree in advance in writing to bear in each case.

          (ii) Sales Organization

     Newco shall maintain at all times a sales organization which will enable it to efficiently promote and distribute Products to potential customers in the Territory. From time to time during the term of this Agreement, to the extent considered desirable by the parties, DPI shall have its representatives visit the Territory to assist Newco in acquainting its employees with the Products and in training them in connection with the promotion of sales thereof.

          (iii) Reports by Newco


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

     Promptly following each calendar month period, Newco shall submit to DPI such reports as may be reasonably requested by DPI from time to time including sales and inventory reports. Newco shall keep DPI informed as to information in the possession of Newco respecting products competitive with the Products, if any, including promotional literature and new product information.

          (vi) Customer Inquiries

     DPI shall notify Newco of all inquiries and orders received from potential customers within the OCS market in the Territory respecting purchase of the Products, following which the Newco shall contact such potential customers. Similarly, Newco shall notify DPI of all inquiries received from potential customers of the Products which relate to Products other than those which may be marketed and distributed b Newco hereunder.

          (vii) Records and Inspection

     Newco shall maintain true and complete records and books of account necessary for performance of its obligations to DPI hereunder, and DPI shall have the right, at its own expense, through qualified personnel or qualified designees, to examine such records and books of account, during normal business hours at the place of business of Newco, to the extent reasonably necessary to verify the performance by the Newco of its obligations pursuant to this Agreement.

     B. Agreement To Refrain From Direct Sales. Except for sales of Products in the OCS market and non-institutional restaurant market within the Territory outlined above, unless agreed to the contrary by the parties in a separate written document, Newco shall refrain from


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the sale of any Products, the New Brewer or any other New Products, except to
DPI or its designated purchasers as provided herein.

     5. PATENTS AND TRADEMARKS..

     A. Trademark Usage

     Newco shall only use the trademarks of DPI in a manner approved by DPI. Newco shall submit to DPI all advertising and other promotional literature or material in which the trademarks or trade names of DPI are used as DPI may from time to time request.

     B. Protection of Patents and Trademarks, Etc.

     Newco recognizes the right, title and interest of DPI in and to all patents and trademarks and trade names used on or in connection with Products by DPI and agrees not to engage in any activities or commit any acts, directly or indirectly, which may contest, dispute or otherwise impair such right, title and interest of DPI therein. Newco shall neither acquire nor claim any right, title or interest in or to the said patents, trademarks and trade names adverse to the rights of DPI by virtue of this Agreement or through the use by Newco of said patents, trademarks and trade names through manufacturing, advertising and sale of the Products or otherwise.

     C. New or Modified Patents and Trademarks

     If any patents or trademarks of DPI are used by Newco, alone or in combination with other patents or trademarks of DPI or Newco, in such manner as to be distinctive by reason of, inter alia, use, method, design, color or format, such distinctive features and associated goodwill shall become the property of and inure to the benefit of DPI, and Newco agrees that it will,


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without any payment or other consideration, sign and execute such documents as are necessary to transfer and assign all rights thereto to DPI. Nothwitstanding, Newco shall not have any obligation to transfer or assign to DPI any of its rights in Newco's patented brew baskets; provided, that the rights to DPI's decaffeination technology shall belong to DPI.

     D. Identification of Patents and Trademarks

     On all Products and advertising and other material on which Newco shall use any patents or trademarks of DPI, Newco shall include the following statement in relation to such trademark:

     "Trademark owned by DECAF PRODUCTS, INC."

And the following statements in relation to such patents or patents pending:

     "Patent" (or "Patents Pending" as the case may be), along with the U.S. Patent and Trademark Commission File or Issue Number, and the name "DECAF PRODUCTS, INC."

      6.   TRANSFER OF TECHNICAL INFORMATION; ONGOING COOPERATION.

          a. Transfer Of Necessary Technical Information. To enable Newco to manufacture and DPI to market and distribute the Products, each party shall promptly furnish to the other all necessary Technical Information which the first party possesses or which thereafter comes into its possession. The transfer of such Technical Information is also required to enable each party to possess copies of such information in the event of any business failure, abandonment of business, dissolution and liquidation or cessation of business by the other party, for the purposes contemplated below.

          b. Modifications, Improvements And Upgrades. During the Term, each of the parties shall keep the other informed at all times, by periodic disclosures no less frequently than

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quarterly, of all modifications, improvements and upgraded versions of the
Technical Information, as well as all additional Technical Information hereafter developed or acquired by the party. Each party shall take all reasonable steps to permit the other party to fully utilize such modifications, improvements, upgraded versions and additions to the Technical Information for the purposes authorized herein.

          c. Confidential Information. Each party shall keep confidential and refrain from disclosing further (other than to those of its employees who have executed secrecy agreements obligating them to the party at least to the same extent as the parties obligated hereunder, and to its directors, officers, agents and investors or potential investors under circumstances calculated to retain the confidential nature of the information disclosed) any and all Technical Information to be disclosed to the other party under this Agreement, except when, after and to the extent that such Technical Information becomes generally known to the public, or was known to the other party prior to the other party's receipt of same from the first party and that fact is evidenced by records in the other party's possession prior to such time, or where disclosure is required by legal process. The provisions of this paragraph concerning confidentiality and nondisclosure shall survive expiration or termination of this Agreement.

          d. Permitted Use In Certain Circumstances. Notwithstanding the foregoing, in the event of a breach or default by Newco which results in DPI's terminating this Agreement under Paragraph 14.b or14.c below, DPI shall be authorized and entitled to utilize any Technical Information in its possession to procure alternative sources of supply for the Products, or to itself manufacture the Products.

     7. REQUIRED APPROVALS.


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     Newco shall be responsible for compliance with Good Manufacturing Practice pursuant to the rules and regulations of the Food and Drug Administration, and shall provide DPI with all Good Manufacturing Practice compliance documentation, and for submitting and obtaining approval by the Underwriters Laboratory ("UL") of the Products as safe for the public.

     8. WARRANTY.

     Newco warrants that all of the Products manufactured by it will conform with the specifications therefor, and shall be free from defects in design, material and workmanship for a period of one year from their respective dates of delivery to the initial end user or Newco will, at its option, repair or replace any defective components or Products, without cost to DPI and its customers.

     9. PRODUCT LIABILITY.

     In view of the fact that Newco will be manufacturing the Products on a contract basis for DPI's account, the parties agree that Newco's product liability exposure shall be limited to those cases, if any, where Newco shall be shown to have failed to manufacture any Products according to the applicable specifications and approved standards therefor. In all other cases, and beyond such extent, DPI shall be solely responsible for product liability in the same manner and to the same degree as if it were the manufacturer. DPI represents and warrants to Newco that at all times during the Term and while DPI is engaged in the sale and distribution of Products, DPI shall maintain product liability insurance in force, covering the Products, with single claim and aggregate damage coverage of no less than $10 million. Newco likewise represents and warrants to DPI that at all times during the Term and while Newco is engaged in the manufacture of the Products, Newco shall maintain product liability insurance in force, covering the Products, with

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

single claim and aggregate damage coverage of no less than $10 million. Each party hereby indemnifies and agrees to hold the other party harmless and defend it from any and all claims and liabilities, including attorneys' fees, within the scope of the indemnifying party's responsibility as set out in this paragraph.

     10. RIGHT TO HAVE ORDERS COMPLETED AFTER TERMINATION. In the event of termination of this Agreement for any reason other than by its breach or default which is not cured within any applicable term for cure provided herein, DPI shall be entitled to have all orders placed by it before or within 30 days subsequent to the effective date of termination honored in accordance with their terms.

     11. FORCE MAJEURE. Subject only to DPI's rights to terminate this Agreement as provided below, Newco shall not otherwise be liable for any delays in delivering the Products if such delays are occasioned by any cause which is beyond the reasonable control of Newco, including without limitation labor troubles, riots, public disturbances, fires, acts of God, embargoes, government intervention or controls (collectively, "Force Majeure").

      12.   CANCELLATIONS.

      DPI may cancel any delivery scheduled under this Agreement upon written notice to Newco at least 60 days before the requested delivery date.

     13. INDEPENDENT CONTRACTOR.

     This Agreement does not constitute either party as the partner, joint venturer, employee, agent or legal representative of the other party for any purpose whatsoever. Neither party has granted any right or authority to assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the other party or to bind the other party in any manner.

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

At all times each party, in fulfilling its obligations pursuant to this Agreement, shall be acting as an independent contractor, and each party hereby indemnifies and agrees to hold the other party harmless from any liability which may be asserted against the other by any third parties as the result of any act or failure to act by the first party in connection with its duties and obligations hereunder.

     14. TERMINATION.

          a. By Newco.

               i. Breach Or Default. This Agreement may be terminated by Newco at any time if DPI breaches or defaults in the performance by it of any of the terms or provisions hereunder, and if DPI fails to cure such breach or default within 30 days following written notice thereof from Newco.

          b. By DPI.

               i. Breach Or Default. This Agreement may be terminated by DPI at any time if Newco breaches or defaults in the performance by it of any of the terms or provisions hereunder, and if Newco fails to cure such breach or default within 30 days following written notice thereof from DPI.

          c. Inability To Perform. This Agreement may also be terminated by DPI upon written notice to Newco if, due to causes within or beyond Newco's control, Newco is unable to satisfy DPI's orders or is habitually late in filling such orders at any time during any four out of any eight consecutive months, whether due to Force Majeure or any other reasons, provided that in each instance DPI had advised Newco in writing that Newco was at least ten


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(10) days late on a shipment and Newco did not cure such lateness within five
(5) days thereafter.

     15. MINIMUM ORDERS AND SALES BY NEWCO.

     As additional consideration for this Agreement, Newco agrees that it will order and sell to the OCS and non-institutional restaurant market a minimum of 25,000 units of the Products during the first 15 months after the Product is ready for commercial sale, 50,000 units of the Products during the next twelve months following the first period and 100,000 units of the Products during the next twelve months following the second period. On all such orders and sales by Newco to the OCS market Newco shall pay DPI within thirty (30) days after invoices for such sales are collected by Newco. In the event that sales by Newco for any year are less than the minimum number required above, in order for Newco to keep this Agreement in force, it shall either purchase from or pay to DPI the amount by which Newco's sales were less than the minimum sales required hereunder.

     16. MISCELLANEOUS.

          a. No Implied Waivers. The failure of either party at any time to require performance by the other party of any provision hereof shall not affect in any way the right to require such performance at any time thereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of the same provision or any other provision.

          b. Entire Agreement. This Agreement and the document attached hereto as an exhibit constitute the entire agreement and understanding between the parties with respect to the subject matters herein and therein, and supersede and replace any prior agreements and


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understandings, whether oral or written, between them with respect to such matters. The provisions of this Agreement may be waived, altered, amended or repealed in whole or in part only upon the written consent of both parties to this Agreement.

          c. Arbitration. Any controversy or claim arising out of or relating to this Agreement or any alleged breach thereof shall be settled by binding arbitration and judgment upon the award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction. (Notwithstanding the foregoing, nothing in this Agreement shall be interpreted to bar any party hereto from seeking injunctive relief with respect to any controversy or claim arising out of or relating to this Agreement.) The party desiring arbitration shall serve notice upon the other party, together with designation of the first party's representative. If the person designated by the first party is acceptable to the second party as an arbitrator, the second party shall so notify the first party within 10 days and such representative shall serve as the sole arbitrator; if not acceptable, the second party shall designate his or its own representative in a notice to the first party within the same 10-day period. The two representatives so named, if such is the case, shall within 10 days thereafter appoint an arbitrator, and the arbitrator shall then proceed forthwith to hear and unilaterally determine the matter. If either party fails, within the time allowed therefor, to appoint its representative, the representative named by the other party shall act as the sole arbitrator and unilaterally decide the matter. If the two representatives are unable to agree upon an arbitrator within the 10 days allowed therefor, either party may at any time apply to the presiding Judge of any court of competent jurisdiction for the appointment of an arbitrator, and the arbitrator shall proceed forthwith to hear and unilaterally determine the matter. The arbitrator selected shall comply with the rules of the American Arbitration Association as


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then in effect. In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. This agreement to arbitrate shall be specifically enforceable under the prevailing arbitration law. All arbitration shall be held in the State of Florida.

          d. Attorneys' Fees, Costs. In the event a party breaches this Agreement, the breaching party shall pay all costs and attorneys' fees incurred by the other party in connection with such breach upon the final adjudication of liability of the breaching party by a court of competent jurisdiction.

          e. Notices. All notices provided for in this Agreement shall be in writing and sent by certified mail or by personal delivery to the other party at the respective addresses set out below their names at the conclusion of this Agreement, or to such other addresses of which one party shall have given notice to the other party in the manner prescribed herein, or by telefax with confirmation of receipt, to the respective telefax numbers set out below their names at the conclusion of this Agreement, or to such other telefax numbers of which one party shall have given notice to the other party in the manner prescribed herein. Notices shall be deemed given three business days after the date when mailed or on the date when personally delivered or telefaxed.

          f. Successors And Assigns. This Agreement and the rights and obligations hereunder shall not be assignable by Newco without the prior written consent of DPI, which it may grant or withhold in its sole discretion, except that Newco may assign this Agreement to any


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corporation which succeeds to substantially all of the business and assets of
Newco, provided that Newco shall remain at all times the owner, beneficially and of record, of at least 51% of the voting power of such successor corporation, and Newco shall provide prompt notice to DPI of such assignment. Any attempt to assign this Agreement without such consent shall be null and void. Subject to the foregoing, this Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of the respective successors and assigns of each party.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DECAF PRODUCTS, INC.                NEWCO ENTERPRISES, INC.


By:_________________________        By:_______________________________
   James G. Yurak, President            JOSEPH P. WEBSTER, President
           9/20/96                                9/18/96

40 Bayfield Drive
North Andover, MA 01845


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